February 17, 2010

MEMORANDUM

TO: Division of Corporation Finance

Securities and Exchange Commission

FROM: Imperial Sugar Company

RE: Form 10-K for Fiscal Year Ended September 30, 2009

Filed December 8, 2009

File No. 000-16674

We are responding to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated January 28, 2010 regarding our filing identified above. For your convenience, our responses are preceded by the Staff’s corresponding comment in bold text.

Form 10-K Filed on December 8, 2009

Risk Factors

“Our future financial condition and future operating results could be adversely impacted…, Page 10

1. We note your disclosure regarding the pending litigation related to injuries and losses suffered as a result of the Port Wentworth accident. We also note your disclosure that if the damages in these matters exceed your policy limits, you could be subject to liabilities, which could be material. Please disclose the applicable policy limits and, if known, the aggregate damages sought by plaintiffs. For example, we note the statement in “Bittersweet Times at Imperial Sugar” (Forbes Oct, 5, 2009) that attorneys are seeking $500 million for workers.

Response:

The applicable policy limits, which are disclosed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources on page 27 of the Form 10-K, include coverage equal to the statutory benefits provided under state workers compensation law, plus general liability coverage with a policy limit of $100 million. None of the lawsuits filed to date include a prayer for a specific dollar amount of damages. We do not know the source of the amounts referred to in the Forbes article, but suspect the information was planted by plaintiffs’ counsel in order to garner publicity. In future filings, we will include a description of the insurance policy limits and aggregate damages sought by plaintiffs, if known, in Legal Proceedings. We have provided this disclosure in our Form 10-Q filed February 9, 2010.

Legal Proceedings, page 15

2. With a view toward disclosure, please advise us why you believe your insurance coverage is adequate to cover the damages that may arise from the pending claims related to the Port Wentworth accident. For example, we note the statement in the Forbes article referenced above that a big jury award could be enough to overwhelm your insurance and bankrupt the company.

Response:

Our belief that our insurance coverage is adequate to cover damages which may arise from pending claims related to the Port Wentworth accident is based on an evaluation of the merits of the claims by the company with the attorneys engaged to defend the company in these matters. This evaluation considers the facts in each case, the applicable law, and the coverage afforded under both our workers compensation and general liability insurance policies. Based on this evaluation we believe the likelihood of the aggregate liability exceeding the $100 million policy limit is remote.

Other Information, page 34

3. We note your disclosure that you revised your Code of Ethics. Please provide a brief description of the nature of such revisions.

Response:

As stated in the Form 10-K, the revision was a comprehensive review and revision, which involved a total rewriting of the Code of Ethics. Many of the changes were to expand, clarify or make more specific the provisions included in our prior Code of Ethics. The amendments did not waive or make inapplicable any provision of the code with respect to any past or contemplated action.

Financial Statements

Statement of Changes in Shareholders’ Equity, page 44

4. Please disclose the accumulated balances for each classification within your accumulated other comprehensive income balance to comply with FASB ASC paragraph 220-10-45-14.

Response:

The $69.9 million accumulated comprehensive income balance at September 30, 2009 is comprised almost exclusively of $69.8 million related to pension and other post retirement benefits. The gross (pretax) amount of these accumulated other comprehensive income balances are disclosed in Note 9. Pension and Other Benefit Programs on pages 58 and 59. In future filings we will disclose the accumulated balances for each classification within our accumulated other comprehensive income balance in accordance with FASB ASC paragraph 220-10-45-14. We have provided this disclosure in our Form 10-Q filed February 9, 2010.

Note 2- Refinery Explosion Related Charges, page 50

5. We note your disclosure indicating you record insurance recoveries that result in gains, including recoveries under business interruption insurance, only when realized by settlement with the insurers. Further, we note you received cash proceeds from insurers totaling $294,000,000 as of September 30, 2009 but have only recognized recoveries totaling $66,525,000. Given that you received the funds, the reasons for non-recognition are unclear. Please describe the contingencies existing as of your balance sheet dates that you believe required resolution before recognition of the cash proceeds received; and explain your view on the possibility of having to return funds to the insurers.

Response:

Through September 30, 2009, the company had received advances of $294,000,000 on property insurance claims related to the Port Wentworth accident. No claims had been settled with the insurers and, based on advice from outside insurance counsel, the company concluded that until a settlement was reached, none of the advances were non-refundable and were in fact contingent on resolution of the pending claims. Consistent with FASB ASC 450-30-25-1, the company does not recognize a contingency which might result in a gain. The recognized insurance recoveries aggregating $66,525,000 represent reimbursement of costs and expenses, thus not a contingency which results in a gain. Full and final settlement of all property claims (including business interruption) was agreed to in December 2009, and the full amount of recoveries was recognized in our first fiscal quarter ended December 31, 2009. Please see the disclosure concerning settlement and gain recognition in Note 2 on page 6 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 14 of our Form 10-Q filed February 9, 2010.

Note 3- Commitments and Contingencies, page 51

6. We note your disclosure indicating that you accrued a $6.0 million loss which you expect to incur in settling penalties of $8.8 million assessed by OSHA in relation to your Port Wentworth and Gramercy refineries. Please clarify whether the excess of the penalties assessed over the amount accrued represent your range of reasonably possible additional loss.

Response:

We disclosed that we believe the range of probable loss related to the OSHA fines is $6.0 million to $8.8 million. We were unable to determine that any single point within that range of loss was more likely than any other point to represent the probable loss, so we disclosed the range and accrued a loss for the lower end of the range. We believe this accounting and disclosure is consistent with FASB ASC 450-20-25-5 and 450-20-50(b).

6. (continued) Further, we understand that you accrued a loss of $0.5 million for the aggregate of all other lawsuits pertaining to the February 7, 2008 explosion, representing the insurance deductibles you expect to incur. Tell us how you determined that not recognizing probable loss beyond the deductibles by assuming insurance recoveries would be sufficient to recover your loss adheres to the guidance in FASB ASC paragraph 450-20-25-2; the rationale underlying your net approach in accounting for loss contingencies should be clear.

Response:

In future filings we will reflect our liability for probable losses gross in the balance sheet and include a receivable for expected insurance recoveries. Additionally, we will modify our disclosure consistent with ASC 450-20-55-37. We have provided disclosure in our Form 10-Q filed February 9, 2010 as follows:

“The Company is party to a number of claims, including forty-eight lawsuits brought on behalf of thirty-nine employees or their families and thirty one, third parties or their families, for injuries and losses suffered as a result of the Port Wentworth refinery accident. None of the lawsuits demand a specific dollar amount of damages sought by the plaintiffs. The Company has workers compensation insurance which provides for coverage equal to the statutory benefits provided to workers under state law. Additionally, the Company’s general liability policy provides for coverage for damages to third parties up to a policy limit of $100 million. While the Company believes it has meritorious defenses in this litigation, and that claims by employees and certain contractors are limited to benefits provided under Georgia workers compensation law, the ultimate resolution of these matters could result in liability in excess of the amount accrued. The Company believes the likelihood of the aggregate liability exceeding the $100 million policy limit is remote.”

6. (concluded) Given the article mentioned in our comments on your risk factor disclosures, we expect you would also need to clarify whether the insurance recoveries would be sufficient to cover the $500 million sought by plaintiffs or if you have excluded that amount from your range of reasonably possible loss. Please disclose the information required under FASB ASC paragraph 450-20-50-4.

Response:

Please see our response to numbers 1 and 2 above. None of the lawsuits filed to date include a prayer for a specific dollar amount of damages. The company in consultation with its attorneys evaluates the range of possible losses based on the facts in each case, the applicable law, and the coverage afforded under both our workers compensation and general liability insurance policies. Our evaluation does not consider articles in the popular press as factual materials upon which to base disclosure or an analysis of the merits or potential outcomes of litigation. Based on this evaluation we believe the likelihood of the aggregate liability exceeding the $100 million policy limit is remote.

*****

As we have indicated specifically in our responses above, we plan to incorporate in our future filings disclosure responsive to comments of the Staff identified above. After considering the Staff’s comments and our responses, we believe that our Form 10-K filed on December 8, 2009 does not require amendment.

In connection with our responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response memorandum, please contact David Kirkland(ph:713.229.1101, fax:713.229.7701) or Felix Phillips (ph:713.229.1228, fax:713.229.7828) of Baker Botts L.L.P., Houston, Texas.

We appreciate your prompt attention to this matter.

IMPERIAL SUGAR COMPANY

cc:	Jennifer Gallagher

Karl Hiller

Parker Morrill

Laura Nicholson

H. Roger Schwall